# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amrize Ltd, CIK 0002035989
CUSIP: H2927K103
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: Grafenauweg 8, Zug, Switzerland (V8), 6300
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001165731
Persons authorized to receive notices and communications: Christian Reber, Zurcherstrasse 156, Rapperswil-Jona, Switzerland (V8), 8645, 41-55-222-87-30; Leo Borchardt, 5 Aldermanbury Square, London, United Kingdom (X0), EC2V 7HR, 44-20-7418-1334

## Reporting persons
- Thomas Schmidheiny (CIK 0001165731): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 37,818,703; shared voting power 0; sole dispositive power 37,818,703; shared dispositive power 0; aggregate amount beneficially owned 37,818,703 (6.671% of the class)
- Schweizerische Cement-Industrie-Aktiengesellschaft: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 37,111,376; shared voting power 0; sole dispositive power 37,111,376; shared dispositive power 0; aggregate amount beneficially owned 37,111,376 (6.547% of the class)
- Cimcap AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 678,450; shared voting power 0; sole dispositive power 678,450; shared dispositive power 0; aggregate amount beneficially owned 678,450 (0.12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.01 per share
Name of issuer: Amrize Ltd
Address of issuer's principal executive offices: Grafenauweg 8, Zug, Switzerland (V8), 6300

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Schweizerische Cement-Industrie-Aktiengesellschaft, a corporation organized under the laws of Switzerland ("SCIA"), Cimcap AG, a corporation organized under the laws of Switzerland ("Cimcap") and Mr. Thomas Schmidheiny, a Swiss national, as chairperson of the board and the controlling stockholder of both SCIA and Cimcap. Each of the foregoing is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Reporting Persons have executed a joint filing agreement, dated as of June 26, 2025, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, the full text of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.
Residence or business address: The principal business address for each of the Reporting Persons is Zurcherstrasse 156, 8645 Rapperswil-Jona, Switzerland.
Present principal occupation or employment:
SCIA and Cimcap are each independent family holding companies and global groups that invest in a diversified range of businesses on behalf of the Schmidheiny Family. Mr. Thomas Schmidheiny is chairperson of the board and the controlling stockholder of each of SCIA and Cimcap. As such, Mr. Schmidheiny is in a position indirectly to determine the investment and voting decisions made by each of SCIA and Cimcap. Mr. Schmidheiny's present principal occupation is as Chairperson of the Board of SCIA and Cimcap.

The name, business address, citizenship and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of SCIA's and Cimcap's directors and executive officers is set forth on Schedule I (collectively, the "Scheduled Persons," and each a "Scheduled Person"), and are incorporated herein by reference. Each of the Scheduled Persons other than Mr. Thomas Schmidheiny expressly disclaims beneficial ownership of shares of Company Shares held by SCIA and Cimcap.
Criminal convictions in the last five years:
During the last five years the Reporting Persons have not and, to the knowledge of the Reporting
Persons, without independent verification, none of the Scheduled Persons has been (convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years the Reporting Persons have not and, to the knowledge of the Reporting
Persons, without independent verification, none of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Switzerland for each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference. On June 23, 2025 (the "Ex-Dividend Date"), the Issuer and Holcim completed the spin-off contemplated by that certain information statement, dated as of June 2, 2025 (the "Information Statement"), by the Issuer, in connection with, and subject to the satisfaction or waiver of certain conditions, the distribution (the "Distribution") by Holcim to its shareholders of ordinary shares of Issuer, formerly a wholly-owned subsidiary of Holcim. Prior to such Distribution, Issuer, Holcim and each of their applicable affiliates consummated a series of internal reorganization transactions to separate the Issuer from Holcim (the "Separation"), resulting in the Issuer owning the business, activities and operations of Holcim and its affiliates in the United States, Canada and Jamaica (the "Amrize Territories"), including the manufacturing of cement, aggregates, ready-mix concrete, asphalt, roofing systems and other building solutions in the Amrize Territories, as well as certain support operations in Colombia and certain trading operations (collectively, the "Amrize Business") and Holcim continuing to own the business, activities and operations of Holcim and its affiliates outside of the Amrize Territories, including the manufacturing of cement, aggregates, ready-mix concrete and other products outside the Amrize Territories, as well as certain other support operations in Colombia (the "Holcim Business"). As a result of the Separation and Distribution (collectively, the "Spin-Off"), The Reporting Persons acquired 37,818,703 Company Shares, representing approximately 6.671% of the total number of outstanding Company Shares, for no consideration as a dividend-in-kind from Holcim. The Information Statement is filed as Exhibit 99.2 hereto and incorporated herein by reference.

All holdings in this Schedule 13D are reported as of the close of business on the Ex-Dividend Date.

The foregoing descriptions of the Spin-Off do not purport to be complete and references to, and descriptions of, the Spin-Off and the Information Statement in this Schedule 13D are subject to, and qualified in their entirety by reference to, the full text of the Information Statement filed as Exhibit 99.2 hereto and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons obtained the securities described in this Schedule 13D in the context of the Spin-Off. The Reporting Persons may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the Company Shares then held by the applicable Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions a Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives(greek question mark) price levels of the Issuer's securities(greek question mark) general market, industry and economic conditions(greek question mark) the relative attractiveness of alternative business and investment opportunities(greek question mark) tax considerations(greek question mark) liquidity of the Issuer's securities(greek question mark) and other factors and future developments.

Except as set forth in this Schedule 13D (including in any information incorporated by reference), the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Rule 13d-101.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 23, 2025, The Reporting Persons may be deemed to have beneficially owned an aggregate of 37,818,703Company Shares, representing approximately 6.671% of the issued and outstanding Company Shares. As of June 23, 2025, Mr. Thomas Schmidheiny may be deemed to be the beneficial owner of the Company Shares held by SCIA and Cimcap. Each of the Scheduled Persons, other than Mr. Schmidheiny, expressly disclaims beneficial ownership of the Company Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of June 23, 2025, The Reporting Persons may be deemed to have beneficially owned an aggregate of 37,818,703Company Shares, representing approximately 6.671% of the issued and outstanding Company Shares. As of June 23, 2025, Mr. Thomas Schmidheiny may be deemed to be the beneficial owner of the Company Shares held by SCIA and Cimcap. Each of the Scheduled Persons, other than Mr. Schmidheiny, expressly disclaims beneficial ownership of the Company Shares.
Transactions in the class effected during the past sixty days: The information set forth under Items 3 and 4 of this Schedule 13D is incorporated herein by reference. Except as disclosed in this Schedule 13D, the Reporting Persons have not effected and, to the knowledge of the Reporting Persons, without independent verification, none of the Scheduled Persons identified in Schedule I hereto has effected any transactions in Company Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Company Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except as disclosed in this Schedule 13D or as set forth in or contemplated in the Business Combination Agreement, there are no contracts, understandings or relationships between any of the Reporting Persons and any third person with respect to the Company Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of June 26, 2025, by and among Schweizerische Cement-Industrie-Aktiengesellschaft, Cimcap AG and Mr. Thomas Schmidheiny.

99.2 Information Statement of Amrize Ltd, dated June 2, 2025, incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K, filed by Amrize Ltd with the SEC on June 2, 2025.
(https://www.sec.gov/Archives/edgar/data/2035989/000114036125020994/ny20033749x12_ex99-1.htm)

99.3 Evidence of Signature Authority with respect to Schweizerische Cement-Industrie-Aktiengesellschaft

99.4 Evidence of Signature Authority with respect to Cimcap AG

99.5 Limited Power of Attorney of Thomas Schmidheiny, dated as of June 26, 2025.

## Signatures
- Thomas Schmidheiny: /s/ Thomas Schmidheiny, Thomas Schmidheiny (06/26/2025)
- Schweizerische Cement-Industrie-Aktiengesellschaft: /s/ Thomas Schmidheiny, Thomas Schmidheiny / Chairperson of the Board (06/26/2025)
- Cimcap AG: /s/ Thomas Schmidheiny, Thomas Schmidheiny / Chairperson of the Board (06/26/2025)